Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 3 DATED JULY 8, 2010
TO THE PROSPECTUS DATED MAY 5, 2010

This document supplements, and should be read in conjunction with, our prospectus dated May 5, 2010 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 2 dated June 10, 2010. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offering;

•	our acquisition of Livingston Medical Arts Pavilion in Livingston, Texas;

•	our acquisition of St. Vincent Medical Office Building in Cleveland, Ohio;

•	our potential acquisition of Pocatello East Medical Office Building in Pocatello, Idaho; and

•	the declaration of distributions to our stockholders;

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of June 25, 2010, we had received and accepted subscriptions in our offering for 6,981,573 shares of our common stock, or approximately $69,633,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of June 25, 2010, 293,018,427 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisitions and Potential Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 81 of the prospectus:

Acquisition of Livingston Medical Arts Pavilion

On June 25, 2010, we, through our wholly owned subsidiary, G&E HC REIT II Livingston MOB, LLC, acquired Livingston Medical Arts Pavilion, located in Livingston, Texas, or the Livingston MAP property, from McShane MAP, LLC, an unaffiliated third party, for a purchase price of $6,350,000, plus closing costs.

Financing and Fees

We financed the purchase of the Livingston MAP property using cash proceeds from our offering. In connection with the acquisition, we paid an acquisition fee of $175,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors, LLC, or Grubb & Ellis Equity Advisors, the managing member of Grubb & Ellis Healthcare REIT II Advisor, LLC, our advisor.

Description of the Property

The Livingston MAP property is a multi-tenant medical office building, located on the 41-acre Memorial Medical Center — Livingston hospital campus in Livingston, Texas. Built in 2007, the Livingston MAP property consists of approximately 30,000 square feet of gross leasable area, or GLA. As of June 2010, the Livingston MAP property was 100% leased to multiple tenants but primarily to Memorial Health System of East Texas, which leases 94.0% of the building. Memorial Health System of East Texas provides a variety of medical services to patients, including neurology and sleep medicine, podiatry and ankle surgery, sports medicine, pediatrics, obstetrics and gynecology, family medicine and rheumatology.

The following table shows, as of June 2010, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the major tenant of the Livingston MAP property.

	Effective Annual
	Rental Rate per
Tenant	Square Foot	GLA	Lease Expiration	Renewal Options

Memorial Health System of East Texas	$26.50	10,000	10/31/2012	N/A
Memorial Health System of East Texas	$28.00	9,000	10/31/2019	N/A
Memorial Health System of East Texas	$25.00	2,000	7/31/2021	N/A
Memorial Health System of East Texas	$26.50	3,000	8/31/2021	N/A
Memorial Health System of East Texas	$20.45	4,000	8/31/2022	N/A

The Livingston MAP property has a capitalization rate of 8.44%, based on its net operating income from the in-place leases for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such leases for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The Livingston MAP property is located on the campus of the Memorial Medical Center, which is a part of the Memorial Health System of East Texas, a not-for-profit healthcare system based in Lufkin, Texas and the largest healthcare provider in East Texas. The Livingston MAP property is located 75 miles northeast of Houston, Texas and the hospital campus is located near a major highway which offers convenient access to the hospital and the community of Livingston. The Livingston MAP property faces competition from a variety of both on and off-campus medical office buildings in Livingston and the greater Houston area.

We believe that the Livingston MAP property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Livingston MAP property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Livingston MAP property will be approximately $5,933,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Livingston MAP property paid real estate taxes of approximately $50,000 at a rate of 2.04%.

Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, a wholly owned subsidiary of Grubb & Ellis Equity Advisors, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in accordance with the compensation provisions described in our prospectus in connection with the operation and management of the Livingston MAP property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Livingston MAP property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. We will pay GEEA Property Management up to 4.0% of the gross monthly cash receipts derived from the operations of the Livingston MAP property. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Livingston MAP property in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the Livingston MAP property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
		Total Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2010	—	—	$—	—%
2011	—	—	$—	—%
2012	1	10,000	$151,000	21.9%
2013	—	—	$—	—%
2014	1	2,000	$36,000	5.2%
2015	—	—	$—	—%
2016	—	—	$—	—%
2017	—	—	$—	—%
2018	—	—	$—	—%
2019	1	10,000	$261,000	37.9%(1)

(1)	This lease includes multiple suites and staggered annual lease expirations. In 2021, two leased suites expire totaling 4,000 square feet and $127,000 in gross annual rents, which represents 18.4% of the gross annual rents. In 2022, one leased suite expires totaling 4,000 square feet and $114,000 in gross annual rents, which represents 16.6% of the gross annual rents.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Livingston MAP property for the last five years:

		Average Effective Annual Rental
Year	Average Occupancy Rate(1)	Rate per Square Foot(1)

2005	N/A	N/A
2006	N/A	N/A
2007	17%	$2.89
2008	100%	$17.43
2009	100%	$18.62

(1)	Building was completed on November 1, 2007.

Acquisition of St. Vincent Medical Office Building

On June 25, 2010, we, through our wholly owned subsidiary, G&E HC REIT II St. Vincent Cleveland MOB, LLC, acquired St. Vincent Medical Office Building, located in Cleveland, Ohio, or the St. Vincent MOB property, from Vincent MBL Investors, LLC, an unaffiliated third party, for a purchase price of $10,100,000, plus closing costs.

Financing and Fees

We financed the purchase of the St. Vincent MOB property using cash proceeds from our offering. In connection with the acquisition, we paid an acquisition fee of approximately $278,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors.

Description of the Property

The St. Vincent MOB property is a multi-tenant medical office building, located on approximately 4.8 acres of land in Cleveland, Ohio. Built in 1984, the St. Vincent MOB property consists of approximately

51,000 square feet of GLA. As of June 2010, the St. Vincent MOB property was 92.0% leased to six tenants, with approximately 65.0% of the gross leasable area leased by St. Vincent Charity Medical Center. Major tenants include St. Vincent Charity Medical Center and Dr. Marc Abrams, MD. St. Vincent Charity Medical Center provides a variety of medical services to patients including neurology, orthopedics, oncology, cardiology and bariatric medicine. Dr. Marc Abrams, MD provides ophthalmology services.

The following table shows, as of June 2010, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the major tenants of the St. Vincent MOB property.

	Effective Annual
	Rental Rate per
Tenant	Square Foot	GLA	Lease Expiration	Renewal Options

St. Vincent Charity Medical Center	$26.50	10,000	2/28/2015	Six - 5 Year
Dr. Marc Abrams, MD	$26.50	5,000	5/31/2011	One - 5 Year
St. Vincent Charity Medical Center	$28.00	5,000	6/30/2011	One - 5 Year
St. Vincent Charity Medical Center	$25.00	4,000	2/28/2012	One - 5 Year
St. Vincent Charity Medical Center	$26.50	1,000	12/31/2011	One - 5 Year
St. Vincent Charity Medical Center	$28.00	7,000	6/30/2016	N/A
St. Vincent Charity Medical Center	$25.00	2,000	4/30/2011	One - 5 Year
St. Vincent Charity Medical Center	$37.58	4,000	3/31/2013	Six - 5 Year

The St. Vincent MOB property has a capitalization rate of 8.60%, based on its net operating income from the in-place leases for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such leases for those twelve months, divided by the purchase price for the property, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements.

The St. Vincent MOB property is located on the campus of the St. Vincent Charity Medical Center and is physically connected to the hospital by an enclosed pedestrian bridge for convenient access. The St. Vincent MOB property is located in downtown Cleveland and the hospital campus is located near a major interstate which offers convenient access to the hospital. The St. Vincent MOB property faces competition from a variety of both on and off-campus medical office buildings in the greater Cleveland area.

We believe that the St. Vincent MOB property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the St. Vincent MOB property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the St. Vincent MOB property will be approximately $9,384,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the St. Vincent MOB property paid real estate taxes of approximately $159,000 at a rate of 2.83%.

GEEA Property Management will serve as the property manager and will provide services and receive certain fees and expense reimbursements in accordance with the compensation provisions described in our prospectus in connection with the operation and management of the St. Vincent MOB. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the St. Vincent MOB property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. We will pay GEEA Property Management up to 4.0% of the gross monthly cash receipts derived from the operations of the St. Vincent MOB property. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the St. Vincent MOB property in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the St. Vincent MOB property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
		Total Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2010	—	—	$—	—%
2011	5	15,000	$426,000	31.3%
2012	3	10,000	$250,000	18.4%
2013	3	6,000	$203,000	14.9%
2014	—	—	$—	—%
2015	1	10,000	$282,000	20.8%
2016	1	7,000	$198,000	14.6%
2017	—	—	$—	—%
2018	—	—	$—	—%
2019	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the St. Vincent MOB property for the last three years since Vincent MBL Investors, LLC’s possession of the property in March 2007:

		Average Effective Annual
Year	Average Occupancy Rate	Rental Rate per Square Foot

2007	92.0%	$23.89
2008	88.0%	$27.06
2009	89.0%	$28.45

Potential Acquisition of Pocatello East Medical Office Building

On June 30, 2010, we, through G&E HC REIT II Pocatello MOB, LLC, our indirect subsidiary, executed an Assignment and Assumption of Purchase Agreement and Escrow Instructions, or the Assignment, with Grubb & Ellis Equity Advisors, whereby we assumed a Purchase and Sale Agreement and Joint Escrow Instructions, or the Purchase Agreement, dated April 27, 2010, relating to the acquisition of a ground leasehold interest in and to the land and improvements known as Pocatello East Medical Office Building, located in Pocatello, Idaho, or the Pocatello East MOB property, from CNL Retirement DAS Pocatello ID, LP, an unaffiliated third party, or the Seller, for a purchase price of $16,000,000, plus closing costs. The Purchase Agreement was subsequently amended on May 27, 2010 and June 8, 2010 primarily to: (i) extend the time period for our review of an updated property survey and delivery to the Seller of any objections to the updated property survey; and (ii) include an acknowledgement by both parties whereby the parties agreed to finalize the form of the operating agreement for a joint venture limited liability company, or the JV Company.

The material terms of the Purchase Agreement, as amended, provide for: (i) an initial deposit of $250,000 that was paid within three business days of the effective date of the Purchase Agreement, which shall be applied to the purchase price and is non-refundable after the end of the due diligence period except in limited circumstances; (ii) a due diligence period of 30 days that commenced on the effective date of the Purchase Agreement; (iii) a closing date to occur 30 days after the end of the due diligence period, unless extended by the Seller for an additional 30 days upon delivery of written notice to us at least 10 days prior to the original closing date, at which time an additional deposit of $250,000 was paid; (iv) an earn-out payment to the Seller for the 24 month period after the closing date, whereby we shall pay to the Seller an annual amount equal to the quotient of the annual increase in the Pocatello East MOB property’s net operating income, as defined in the Purchase Agreement, divided by 0.0825, which payments will be offset by sums paid to the Seller or the Seller’s affiliate pursuant to a leasing agreement, as defined in the Purchase Agreement; (v) an option granted to the Seller and physician tenants of the Pocatello East MOB property to retain an indirect ownership interest in the Pocatello East MOB property of up to 25.0% through a joint venture relationship between the Seller and us, as discussed below; and (vi) the Seller or an affiliate of the Seller to serve as facilities manager, property manager and leasing agent pursuant to certain agreements with GEEA Property Management. The Purchase Agreement also contains additional covenants, representations and warranties that are customary of real estate purchase and sale agreements.

To effectuate the contemplated joint venture relationship between us and the Seller, the Seller will form a new limited liability company, which will be managed by the Seller, or NewCo, pursuant to the terms of the Purchase Agreement, as amended. Prior to closing, the Seller has the right to sell indirect ownership interests in the Pocatello East MOB property to physician tenants of the property. The indirect ownership interests of the Seller and any physician tenants in the property will be retained through the ownership of membership interests in NewCo. In the event that the Seller exercises its option to retain an indirect ownership interest in the property, NewCo will become a member of the JV Company with Grubb & Ellis Healthcare REIT II Holdings, LP, our wholly owned subsidiary, at which time the operating agreement for the JV Company will be amended and restated to reflect the new membership structure. The terms of the operating agreement for the JV Company are still being negotiated and finalized, including the respective equity ownership interests of the parties in the JV Company. However, it is the intent of the parties that the following terms will be incorporated into the operating agreement: (i) that we will manage the JV Company and own at least a 75.0% equity interest in the JV Company; (ii) that NewCo will own up to 25.0% of the equity interests of the JV Company, and neither the individual physician tenants nor the Seller shall be members of the JV Company; (iii) that if the Seller exercises its option to retain an indirect ownership interest in the Pocatello East MOB property, the Seller may elect to purchase its equity interest in NewCo through the contribution of its retained ownership interest in the Pocatello East MOB property pursuant to the terms of the Purchase Agreement, as amended; and (iv) a call option granted to us that requires NewCo to sell the entire equity interest held by them in the JV Company to us in the event that: (a) the Pocatello East MOB property is sold; (b) we, the JV Company or Grubb & Ellis Healthcare REIT II Holdings, LP are recapitalized; or (c) we elect to purchase the entire equity interest on the fifth anniversary of the closing date.

Financing and Fees

We intend to finance the purchase of the Pocatello East MOB property through funds raised through our initial public offering. We also anticipate paying an acquisition fee of 2.75% of the purchase price we pay to acquire our interest in the Pocatello East MOB property to Grubb & Ellis Equity Advisors.

Description of the Property

The Pocatello East MOB property is a multi-tenant medical office building, located on the 61-acre Portneuf Medical Center — East Campus hospital campus in Pocatello, Idaho. Built in 2007, the Pocatello East MOB property consists of approximately 76,000 square feet of GLA.

As of July 2010, the Pocatello East MOB property is 100% leased to two tenants. Portneuf Medical Center leases approximately 84.0%, or 64,000 square feet, pursuant to a lease which expires in 2019 and Pocatello Cardiology Associates, a subsidiary of Pocatello Health System, LLC, leases approximately 16.0%, or 12,000 square feet, pursuant to a lease which expires in October 2018. The effective annual lease rates per square foot for the two leases are $16.38 and $20.60, respectively. Portneuf Medical Center specializes in a variety of inpatient and outpatient services, including behavioral health, emergency care, family medicine, sleep disorders, neurosurgery and oncology. Pocatello Cardiology Associates specializes in heart and vascular conditions and cardiovascular surgery.

The Pocatello East MOB property is located on the campus of Portneuf Medical Center, which was formed in 2002 from the consolidation of two medical centers, forming a 250 bed hospital serving Bannock County, Idaho, which is adjacent to Idaho State University. Portneuf Medical Center is the only acute care hospital within a 50 mile radius and is the dominant healthcare provider in its 30 county service area. The

Pocatello East MOB property faces competition from a variety of both on and off-campus medical office buildings in Pocatello and the greater Bannock County area.

We expect that GEEA Property Management will serve as the property manager and enter into a sub-management agreement with the Seller or an affiliate of the Seller, which will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Pocatello East MOB property, as provided for in the Purchase Agreement, as amended.

We anticipate closing the acquisition in the third quarter of 2010; however, we can give no assurance that the closing will occur within this timeframe, or at all. This potential acquisition is subject to substantial conditions to closing. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at this property is comparable to market rates. We believe that this property is well located, well maintained and has been professionally managed. The property will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire this property.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section beginning on page 14 of the prospectus, the “Our Performance — Information Regarding Our Distributions” section beginning on page 64 of the prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 150 of the prospectus:

Effective as of June 25, 2010, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on July 1, 2010 and ending on September 30, 2010. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the July 2010, August 2010 and September 2010 periods would be paid in August 2010, September 2010 and October 2010, respectively, only from legally available funds.